Exhibit 3.6

SECOND AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
CARROLS RESTAURANT GROUP, INC.
(effective as of August 29, 2019)

Article II, Section 2 of the Amended and Restated Bylaws, as amended, of Carrols Restaurant Group, Inc. is hereby amended and restated in its entirety as follows:
“Section 2. Vacancy; Removal. Subject to the rights of holders of the Preferred Stock, newly created directorships in the Board that result from (a) an increase in the number of directors or (b) death, resignation, retirement, disqualification or removal (whether or not for cause) shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and the directors so chosen shall hold office for a term as set forth in the Certificate of Incorporation. Directors may be removed only for cause by the affirmative vote of holders of no less than sixty-six and two-thirds percent (66 2/3%) of all outstanding shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class.”